United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 2, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

Coca-Cola European Partners plc

On May 2, 2018, in accordance with the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rules, Coca-Cola European Partners plc (the "Company") issued a release announcing the automatic vesting of Performance Stock Units ("PSUs") awarded in 2014 to certain management personnel, including the Chief Financial Officer, and connected automatic sales of shares to cover the associated tax liability which arose on the vesting of the PSUs.

A copy of the release is provided below.

2 May 2018

COCA-COLA EUROPEAN PARTNERS PLC

(the “Company”)

Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

The notifications below made under article 19.1 of the Market Abuse Regulation (MAR) relate to the vesting of awards granted under the terms of the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (“2010 Plan”) on behalf of persons discharging managerial responsibilities. This announcement is made in accordance with article 19.3 of MAR.

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Manik Jhangiani
2.	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 31,702 Ordinary Shares following the automatic vesting of Performance Stock Units (“PSUs”) granted under the terms of the 2010 Plan, resulting in the issue of 31,702 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	31,702

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 31,702 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	30 April 2018
f)	Place of the transaction	New York Stock Exchange
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 15,300 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 31,702 Ordinary Shares on 30 April 2018

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $38.8100	200
		USD $38.7900	100
		USD $38.7100	300
		USD $38.6900	400
		USD $38.6500	200
		USD $38.6400	100
		USD $38.6300	100
		USD $38.6200	114
		USD $38.6100	100
		USD $38.6000	100
		USD $38.5900	300
		USD $38.5800	300
		USD $38.5700	300
		USD $38.5600	800
		USD $38.5500	700
		USD $38.5400	900
		USD $38.5300	1,100
		USD $38.5200	576
		USD $38.5100	1,000
		USD $38.5000	1,930
		USD $38.4950	100
		USD $38.4900	2,100
		USD $38.4800	1,100
		USD $38.4750	100
		USD $38.4700	680
		USD $38.4600	300
		USD $38.4500	200
		USD $38.4400	400
		USD $38.4300	300
		USD $38.4200	400

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 15,300 Ordinary Shares Aggregated Price: USD $38.526219 per share
e)	Date of the transaction	1 May 2018
f)	Place of the transaction	New York Stock Exchange

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Lauren Sayeski
2.	Reason for notification
a)	Position / status	Chief Public Affairs and Communications Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 1,522 Ordinary Shares following the automatic vesting of Performance Stock Units (“PSUs”) granted under the terms of the 2010 Plan, resulting in the issue of 1,522 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	1,522

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 1,522 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	30 April 2018
f)	Place of the transaction	New York Stock Exchange
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 740 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 1,522 Ordinary Shares on 30 April 2018
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $38.7900	100
		USD $38.5800	100
		USD $38.5600	100
		USD $38.5500	123
		USD $38.4900	317

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 740 Ordinary Shares Aggregated Price: USD $38.562134 per share
e)	Date of the transaction	1 May 2018
f)	Place of the transaction	New York Stock Exchange

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Stephen Moorhouse
2.	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 6,092 Ordinary Shares following the automatic vesting of Performance Stock Units (“PSUs”) granted under the terms of the 2010 Plan, resulting in the issue of 6,092 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	6,092

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 6,092 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	30 April 2018
f)	Place of the transaction	New York Stock Exchange
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 2,950 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 6,092 Ordinary Shares on 30 April 2018

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $38.7900	100
		USD $38.7100	100
		USD $38.6900	100
		USD $38.6300	100
		USD $38.5800	200
		USD $38.5600	100
		USD $38.5500	300
		USD $38.5400	200
		USD $38.5200	100
		USD $38.5100	550
		USD $38.5000	100
		USD $38.4900	300
		USD $38.4800	400
		USD $38.4400	200
		USD $38.4200	100

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 2,950 Ordinary Shares Aggregated Price: USD $38.535085 per share
e)	Date of the transaction	1 May 2018
f)	Place of the transaction	New York Stock Exchange

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Leendert den Hollander
2.	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7,108 Ordinary Shares following the automatic vesting of Performance Stock Units (“PSUs”) granted under the terms of the 2010 Plan, resulting in the issue of 7,108 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	7,108

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 7,108 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	30 April 2018
f)	Place of the transaction	New York Stock Exchange
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 3,440 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 7,108 Ordinary Shares on 30 April 2018
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $38.7900	100
		USD $38.7000	100
		USD $38.6900	100
		USD $38.6300	100
		USD $38.5900	100
		USD $38.5700	100
		USD $38.5600	100
		USD $38.5400	300
		USD $38.5300	300
		USD $38.5200	100
		USD $38.5100	440
		USD $38.5000	500
		USD $38.4900	500
		USD $38.4800	200
		USD $38.4700	100
		USD $38.4600	100
		USD $38.4400	100
		USD $38.4200	100

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 3,440 Ordinary Shares Aggregated Price: USD $38.529186 per share
e)	Date of the transaction	1 May 2018
f)	Place of the transaction	New York Stock Exchange

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: May 2, 2018	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary